UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

aspen-1 acquisition inc.

(Exact name of Registrant as specified in its charter)

Delaware	000- 56406	87-4225965
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

55 NE 5th Ave., Suite 401

Boca Raton, Florida 33432
(Address of Principal Executive Offices, including Zip Code)

+1-561 464-2841
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: June 23, 2025

Aspen-1 Acquisition Inc.

55 NE 5th Ave., Suite 401,

Boca Raton, Florida 33432
Tel: +1-561-464-2841

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

June 23, 2025

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Aspen-1 Acquisition Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ASPEN-1 ACQUISITION INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director of Aspen-1 Acquisition Inc., 55 NE 5th Ave., Suite 401, Boca Raton, Florida 33432; Telephone: +1-561-464-2841.

By Order of the Board of Directors,

/s/ Ian Jacobs
President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Boca Raton, Florida

June 23, 2025

INTRODUCTION

This Information Statement is being mailed on or about June 23, 2025, to the holders of record as of June 23, 2025, of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Aspen-1 Acquisition Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a newly formed wholly-owned subsidiary of the Company (“Merger Sub”), and Deep Isolation, Inc., a privately held Delaware corporation (“Deep Isolation”), pursuant to which Merger Sub would merge with and into Deep Isolation, with Deep Isolation continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger would occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, Deep Isolation and Merger Sub (the “Merger Agreement”). In connection with the Merger, the Company intends to change its name to “Deep Isolation Nuclear, Inc.”

Pursuant to the terms of the proposed Merger Agreement, it is expected that all outstanding shares of capital stock of Deep Isolation, will be converted into shares of our Common Stock, such that the holders of Deep Isolation equity before the proposed Merger will own approximately 85.58% of the outstanding shares of our Common Stock after the Merger (before giving effect to a potential private placement offering of Common Stock by the Company that we expect will be consummated simultaneously with or immediately after the proposed Merger (the “Proposed Offering”)).

The proposed Merger Agreement contemplates a change in the composition of the entire Board at the closing of the Merger (the “Effective Time”), which will be no earlier than the tenth day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five persons and appoint Elizabeth Muller, Rodney “Rod” Baltzer, Jonathon Angell, Kent S. Cole and Leslie Tepper as directors to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be agreed-upon or executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following the execution and consummation of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of June 23, 2025, there were 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the proposed Merger Agreement by and among the Company, Merger Sub and Deep Isolation, at the Effective Time of the Merger, Deep Isolation will become our wholly-owned subsidiary.

The transactions contemplated by the proposed Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the proposed Merger will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

In addition, under Rule 145a of the Securities Act, the Merger would be deemed to involve an offer and sale of shares of our Common Stock to you. These transactions will also not be registered under the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and Rule 506(b) of Regulation D promulgated by the SEC thereunder.

As described above, the proposed Merger Agreement contemplates a change in the composition of the entire Board at the Effective Time. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five persons and appoint Rodney “Rod” Baltzer, Elizabeth Muller, Jonathon Angell, Kent S. Cole and Leslie Tepper to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the Effective Time, the consummation of the proposed Merger would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject to the execution and delivery of the proposed Merger Agreement by the parties thereto and to the satisfaction or waiver of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Deep Isolation prior to the Effective Time.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position
Ian Jacobs	48	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Mark Tompkins	62	Director

Ian Jacobs has served as the Company’s President, Secretary, Chief Executive Officer, Chief Financial Officer and Director since inception in December 2021. Mr. Jacobs has also served as President, Secretary, Chief Executive Officer, Chief Financial Officer, and as a Director of Aspen-1 Acquisition Inc. since December 10, 2021, and of Surfside Acquisition Inc. since December 10, 2021. Mr. Jacobs previously served as the President, Secretary, Chief Executive Officer, Chief Financial Officer and Director of Max-1 Acquisition Corporation, now known as Exicure, Inc. [Nasdaq: XCUR], from February 2017 to September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc. [Nasdaq: AMST], from April 2017 to April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc. [Nasdaq: TGAN], from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc. [Nasdaq: CMPX], from March 2018 to June 2020, of Malo Holdings Corporation, now known as Augmedix, Inc. [Nasdaq: AUGX], from December 2018 to October 2020, of Odyssey Semiconductor Technologies, Inc., from April 2019 to June 2019, of Parasol Investments Corporation, now known as SmartKem, Inc. [Nasdaq: SMTK], from May 2020 to February 2021, of Parc Investments, Inc., now known as Aeluma, Inc. [OTCQB: ALMU], from August 2020 to June 2021, of Laffin Acquisition Corp., now known as Guerrilla RF, Inc. [OTCQX: GUER], from November 2020 to October 2021, of Perfect Moment Ltd. [NYSE American: PMNT], from January 2021 to March 2021, of Patricia Acquisition Corp., now known as Serve Robotics Inc. [Nasdaq: SERV], from November 2020 to July 2023, and of Venetian-1 Acquisition Corp., now known as Lomond Therapeutics Holdings, Inc., from September 2021 to September 2024. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited, or Montrose Capital, since 2008. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early-stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Jacobs received a B.S. in Finance from the University of South Florida. Mr. Jacobs’ past experience identifying investment opportunities and investing in early-stage companies will be beneficial to the Company as it seeks to identify a business combination target, which led to the conclusion that he should serve as a director of the Company.

Mark Tompkins has served as a Director of the Company since its inception in December 2021 Mr. Tompkins has also served as a Director of Aspen-1 Acquisition Inc. since December 10, 2021, and of Surfside Acquisition Inc. since December 10, 2021. Mr. Tompkins previously served as a Director of Max-1 Acquisition Corporation, now known as Exicure, Inc. [Nasdaq: XCUR], from February 2017 to September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc. [Nasdaq: AMST], from April 2017 to April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc. [Nasdaq: TGAN], from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc. [Nasdaq: CMPX], from March 2018 to June 2020, of Malo Holdings Corporation, now known as Augmedix, Inc. [Nasdaq: AUGX], from December 2018 to October 2020, of Odyssey Semiconductor Technologies, Inc., from April 2019 to June 2019, of Parasol Investments Corporation, now known as SmartKem, Inc. [Nasdaq: SMTK], from May 2020 to February 2021, of Parc Investments, Inc., now known as Aeluma, Inc. [OTCQB: ALMU], from August 2020 to June 2021, of Laffin Acquisition Corp., now known as Guerrilla RF, Inc. [OTCQX: GUER], from November 2020 to October 2021, of Perfect Moment Ltd. [NYSE American: PMNT], from January 2021 to March 2021, and of Patricia Acquisition Corp., now known as Serve Robotics Inc. [Nasdaq: SERV], from November 2020 to July 2023, and of Venetian-1 Acquisition Corp., now known as Lomond Therapeutics Holdings, Inc., from September 2021 to September 2024. Mr. Tompkins is a founder of Montrose Capital and has served as its President since its inception in 2001. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early-stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Tompkins’ past experience identifying investment opportunities and investing in early-stage companies will be beneficial to the Company as it seeks to identify a business combination target, which led to the conclusion that he should serve as a director of the Company.

Directors and Executive Officers Following the Merger

Upon the consummation of the Merger, the following individuals are proposed to be appointed to the Board and to serve as executive officers with the positions named below:

Name	Age	Positions
Executive Officers and Significant Employees
Elizabeth Muller	47	Executive Chair and Employee (Part-Time)
Rodney Baltzer	56	President, Chief Executive Officer and Director
Chris Parker	56	Chief Commercialization Officer
Sophie McCallum	38	Chief of Staff
Jesse Sloane	44	Executive Vice President – Engineering
Steve Airhart	63	President – Freestone Environmental Services

Non-Employee Directors
Jonathon Angell	53	Director
Kent S. Cole	61	Director
Leslie Tepper	59	Director

Proposed Executive Officers and Significant Employees

Elizabeth Muller is the co-founder of Deep Isolation and has served as the Chair of the Board since the Company’s inception in 2016. She has served as the Executive Chair of the Board since 2024 and, prior to her tenure as Executive Chair, served as the CEO of Deep Isolation. Ms. Muller also serves as an employee of Deep Isolation on a part-time basis in addition to her role as Executive Chair. Ms. Muller is the co-founder and CEO of Deep Fission, the co-founder and a former Executive Director of Berkeley Earth, a former director at Gov3 and was a Policy Advisor at the OECD. Ms. Muller is also a co-author of several of Deep Isolation’s patents. Ms. Muller is an environmentalist with expertise on global warming, stakeholder engagement, strategy, and communications. She holds a degree in Mathematics from University of California San Diego and an MBA from ESCP Business School in Paris. We believe Ms. Muller is qualified to serve on our Board due to her direct and sustained leadership experience as the co-founder and former CEO of Deep Isolation, guiding it through its formative stages and into the public markets. Her deep institutional knowledge of the Company, combined with her prior service on multiple corporate boards, provides both strategic insight and governance experience. Ms. Muller also brings environmental, technical and policy expertise and extensive experience in leadership and operations, particularly at early-stage companies.

Rodney “Rod” Baltzer joined Deep Isolation in August 2018 and has served as its Chief Executive Officer since June 1, 2024. Mr. Baltzer was also appointed as President of Deep Isolation in April 2025. Prior to serving as Chief Executive Officer, Mr. Baltzer served as Deep Isolation’s Chief Operating Officer from 2018 to May 31, 2024. Mr. Baltzer is the former President and CEO of Waste Control Specialists LLC (“WCS”), a leading provider of services for low-level radioactive waste, mixed low-level radioactive waste, and hazardous waste. At WCS he was responsible for all aspects of the business including the NRC license application for the consolidated interim storage of used nuclear fuel. Mr. Baltzer also actively maintained relationships with local community leaders and managed local, state and federal engagement with stakeholders. Mr. Baltzer is an expert in the low-level radioactive waste industry, generators, and national storage and disposal capabilities. Additionally, he successfully facilitated the 2018 sale of WCS to J.F. Lehman & Company. Mr. Baltzer received his Bachelor of Science in Agricultural Economics and Accounting from Oklahoma State University. Mr. Baltzer is also a Certified Public Accountant with experience in public company accounting and has previously served as the Chief Executive Officer of the wholly owned subsidiary of a publicly traded company, during which time he participated in the audits of such company’s financial statements. Mr. Baltzer has served on the Board since 2024, and we believe he is qualified to remain on the Board due to the institutional knowledge he brings as Chief Executive Officer of the Company, his leadership capabilities, and his 25 years of experience in the nuclear waste industry, including radioactive waste licensing and disposal, and stakeholder engagement, management and financial reporting.

Chris Parker has served as Deep Isolation’s Chief Commercialization Officer since May 2024. Mr. Parker also currently serves as Managing Director of Deep Isolation’s wholly owned subsidiary, Deep Isolation EMEA Limited. and has held such role since May 2020. Prior to his role as Managing Director, he served as Head of Business Development of Deep Isolation EMEA Ltd. From 2009 to the present day, Mr. Parker has also served as a director of CS Transform Limited (“CST”), a small, private company domiciled in the UK that in May 2021 transferred all of its employees, including Mr. Parker, to Deep Isolation EMEA Limited. Additionally, Mr. Parker currently is a director of St. Aubyn Consulting Limited, which is a personal services company with a single customer, CST, and is the vehicle to which CST has paid for any time devoted by Mr. Parker to CST that exceed his directorial duties since the transfer of his employment to Deep Isolation EMEA Limited. Formerly a senior civil servant reporting directly to the British Prime Minister on the digital transformation of the UK’s economy and public services, Mr. Parker has 16 years of experience delivering consultancy and change management at the board level. His experience working for government leaders and blue-chip companies across 40 countries is focused on the development of transformational services and on nurturing public-private partnerships to drive market innovation. Mr. Parker has more than 34 years of experience in stakeholder engagement, governance and partnership development for innovative solutions. Mr. Parker received his MBA with distinction from Imperial College London and Bachelor of Art in French and International Studies from University of Warwick. We believe that Mr. Parker is qualified to serve on Deep Isolation’s management team due to his extensive experience with government affairs and early stage startups.

Sophie McCallum has served as Deep Isolation’s Chief of Staff since May 2018. Prior to her role as Chief of Staff, Ms. McCallum was employed as a part-time consultant at Deep Isolation, beginning in February 2018. Ms. McCallum has 14 years of experience in growing and scaling early stage companies, fostering collaboration and implementing systems. She previously served as Director of Operations at ClinCapture and in an equity derivatives role at BNP Paribas. Ms. McCallum received her MBA in Entrepreneurial Studies and International Studies from ESCP Business School in Paris.

Jesse Sloane joined Deep Isolation in March 2022 and has served as the Executive Vice President of Engineering since that time. Mr. Sloane has 16 years of experience in SNF and waste management, fabrication and transportation, risk engineering and management of large-scale nuclear, capital, and construction projects. Prior to joining Deep Isolation, Mr. Sloane was a Senior Vice President at Marsh McLennan, a leading consulting, brokerage and claims advisory firm with business segments serving the nuclear industry, from August 2019 to March 2022. He is a former U.S. Naval Officer and lead engineer of Spent Fuel Disposal Projects of the Naval Nuclear Propulsion Program. Mr. Sloane is a licensed Professional Engineer. He received his Master of Engineering degree in Mechanical Engineering and Mechanics from Drexel University.

Steve Airhart has been the co-owner of Freestone since 2004 and its President since 2019. Mr. Airhart has 39 years of experience as a geologist specializing in environmental investigations, compliance, spill response and cleanup actions. He has performed complex investigations of hazardous and radioactive wastes for the DOD and DOE’s Hanford Site, and is an Experienced Program Manager for large federal indefinite delivery/indefinite quantity contracts. Mr. Airhart received his Bachelor of Art degree in Geology from the University of Montana.

Proposed Non-Employee Directors

Jonathon Angell has served as a member of Deep Isolation’s Board since January 2022. Mr. Angell is a Silicon Valley business advisor with over 20 years’ experience working with a broad array of businesses, from startups to Fortune 500 companies. He is also the owner and CEO of Angell Investments. He has executed company strategies leading to increased market share, brand dominance, return on investment, and high valuations for equity holders. Mr. Angell has worked with companies such as Hitachi, Toyota, General Motors, Phillips, Merrill Lynch, and Ubisoft. In addition, Mr. Angell holds a Master of Business Administration degree from Heriot-Watt University and is a Certified Public Accountant, Certified Financial Manager, Certified Information Systems Auditor and Certified Management Accountant who brings a strong foundation in finance and governance through such educational qualifications. Mr. Angell has a deep familiarity with the Company, having served as its first Chief Financial Officer and playing a key role in shaping its financial structure. Notably, Mr. Angell led the Company’s largest acquisition to date—namely, the acquisition of Freestone—which demonstrates his capability in executing complex, high-impact transactions. We believe his extensive board experience, including prior service as chair of an audit committee and as the present chair of our Audit Committee, has equipped him with a solid understanding of fiduciary responsibilities and strategic oversight, as well as experience with extensive oversight of financial statement preparation and audits, qualify him to serve on our Board.

Kent S. Cole has served as a member of our Board since January 2022. Mr. Cole is the President, CEO and a member of the board of directors of NAC International, Inc. where he is responsible for leading the company’s strategic direction, growth and profitability. Mr. Cole has been with NAC since 2003, when he served the company as Vice President of spent fuel projects before becoming President in 2006. Mr. Cole also serves as a member of the board of directors of Niagara Energy Products, Inc., an NAC International company which specializes in custom manufactured components for nuclear energy, petrochemical and heavy industrial customers in North America and worldwide. Mr. Cole has 35 years of experience in the nuclear industry in a variety of engineering, project management, and executive management positions, including 16 years with the General Electric Company in its nuclear energy business. Mr. Cole has a Bachelor of Science in Mechanical Engineering from Texas A&M University and a Master of Science degree in Mechanical Engineering from the University of California at Berkley. Mr. Cole was designated as a director of Deep Isolation by NAC International, Inc. pursuant to the Amended and Restated Voting Agreement, dated August 21, 2023, by and among Deep Isolation and the stockholders listed thereto. We believe Mr. Cole is qualified to serve on our Board due to his extensive experience in the nuclear industry and his leadership, operations and management capabilities.

Leslie Goldman Tepper has served as a member of our Board since April 2022. Ms. Tepper is a General Partner and co-founder of The Artemis Fund, a venture capital fund that invests in early-stage companies founded and led by women. In April 2025, she was also elected to the board of directors of Titan Acquisition Corp. (“Titan”), a publicly traded and Nasdaq-listed special acquisition company, and is a member of the compensation and audit committees of Titan’s board of directors. Ms. Tepper has significant experience in helping private companies obtain funding and scale. She has served on the board and/or advisory board of several early and growth stage companies and is a frequent speaker for the National Association of Corporate Directors, where she also serves on the board, on private and public company governance. Her prior legal experience includes serving as General Counsel of Fisher HealthCare and in-house counsel for Waste Management. Ms. Tepper holds a Bachelor of Arts degree from Yale University, a Master of Arts degree from the University of New South Wales in Sydney and a Juris Doctor from Fordham University School of Law. We believe that Ms. Tepper is qualified to serve on our Board due to her prior board experience, significant experience investing in and scaling early-stage companies and in management and corporate governance.

Family Relationships and Other Arrangements

There are no family relationships among our proposed directors and executive officers. All of the proposed directors would be appointed to the Board pursuant to the Merger Agreement.

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of Ian Jacobs and Mark Tompkins, is proposed to increase from two (2) authorized directors to five (5) authorized directors immediately following the Effective Time. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

In connection with the Merger, we will amend and restate our Certificate of Incorporation to, among other things, provide that the Board will be divided into three staggered classes of directors, designated as Class A, Class B and Class C directors, with initial terms as follows:

●	the initial term of office for the directors in Class A will expire at the first annual meeting of stockholders to be held after the completion of the Merger;

●	the initial term of office for the directors in Class B will expire at the second annual meeting of stockholders to be held after the completion of the Merger; and

●	the initial term of office for the directors in Class C will expire at the third annual meeting of stockholders to be held after the completion of the Merger.

Prior to the effective time of the Merger, we expect to distribute among the three classes of directors the individuals proposed to be appointed to the Board. We expect that our amended and restated Certificate of Incorporation and amended and restated Bylaws to be in effect upon the completion of the Merger will authorize only the Board to fill vacancies on the Board, and any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our Board may have the effect of delaying or preventing changes in control of the Company.

Transactions with Related Persons

Aspen-1 Acquisition Inc.

On December 10, 2021, the Company issued (i) an aggregate of 4,750,000 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $475 representing amounts advanced by Mr. Tompkins to counsel for the Company in connection with the formation and organization of the Company and (ii) an aggregate of 250,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price equal to $25, pursuant to the terms and conditions set forth in the Common Stock Purchase Agreement with each person. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On December 10, 2021, in connection with advances made in connection with costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company, pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). The Company has used the proceeds from the note to cover its expenses. Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it is anticipated that he may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. Interest shall not accrue on the outstanding principal amount of the note except if an Event of Default (as defined in the note) has occurred. In the event of an Event of Default, the entire note shall automatically become due and payable (the “Default Date”) and starting from five (5) days after the Default Date, the interest rate on the note shall accrue at the rate of eighteen percent (18%) per annum. As of March 31, 2025, the total amount due under the note was $144,525.

The Company currently uses the office space and equipment of its management at no cost.

Deep Isolation, Inc.

As described above, our proposed new members of the Board are Rodney “Rod” Baltzer, Elizabeth Muller, Jonathon Angell, Kent S. Cole and Leslie Tepper, each of whom are directors of Deep Isolation. In addition, Mr. Baltzer, our proposed President and Chief Executive Officer following the Merger, is the President and Chief Executive Officer of Deep Isolation; Ms. Muller, the proposed Executive Chair of our Board following the Merger, who we expect will also be an employee on a part-time basis following the Merger, is the Executive Chair of the board of Deep Isolation.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Insider Trading Policy

No securities of the Company are publicly traded or listed or quoted on any exchange or quotation system, and all of its outstanding securities are restricted securities (as defined in Rule 144 under the Securities Act) bearing customary legends and restrictions on transfer and are held by two holders, who management believes are familiar with the applicable insider trading laws, rules and regulation; therefore, management believes that insider trading policies and procedures governing the purchase, sale and/or other dispositions of its securities by directors, officers and employees, or the Company itself, are not necessary at this time, and the Company has not adopted any such policies or procedures.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Accordingly, one of our current directors, Ian Jacobs, is not an independent director as he also serves as an executive officer of the Company. In addition, of the directors, to be elected following the proposed Merger, Jonathon Angell, Kent S. Cole and Leslie Tepper would be considered to be independent directors under the standards for director independence set forth in the Nasdaq Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Company was formed on December 10, 2021, and selected December 31st as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended December 31, 2024. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2024, through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading on a national securities exchange or quoted on an over-the-counter market, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our President, Secretary, Chief Executive Officer, Chief Financial Officer and as a director, and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and at least ten (10) days following the mailing of this Information Statement, the Board will be reconstituted to comprise 5 directors, Mr. Baltzer, Ms. Muller, Mr. Angell, Mr. Cole and Ms. Tepper.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Aspen-1 Acquisition Inc., 55 NE 5th Ave., Suite 401, Boca Raton, Florida 33432, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Deep Isolation, Inc., 2001 Addison Street, Suite 300, Office 311, Berkeley, CA 94704, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we expect that all of Deep Isolation’s outstanding options will be assumed and converted into new options exercisable for shares of our Common Stock. In connection with the Merger, we expect to adopt a new equity incentive plan proposed by Deep Isolation that would be effective upon completion of the proposed Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of June 23, 2025 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of June 23, 2025, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger	Percentage of Common Stock Beneficially Owned Pre-Merger
Directors and Named Executive Officers:
Ian Jacobs 55 NE 5th Ave, Suite 401, Boca Raton, Florida 33432	President, Secretary, Chief Executive Officer, Chief Financial Officer and Director	250,000	5.0%
Mark Tompkins App 1, Via Guidino 23 6900 Lugano-Paradiso Switzerland	Director	4,750,000	95.0%
All directors and executive officers as a group (2 persons)		5,000,000	100.0%

Other More than 5% Stockholders:
N/A		—	—

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock expected to be beneficially owned as of July 3, 2025, assuming the consummation of the proposed Merger on such date and excluding the exercise of any outstanding options issued under Deep Isolation’s 2018 Equity Incentive Plan made subsequent to June 18, 2025 by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and executive officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 45,924,406 shares of Common Stock issued and outstanding following the proposed Merger, which includes the anticipated cancellation of 2,833,333 shares of our Common Stock held by Mr. Tompkins and Mr. Jacobs, but does not include shares of Common Stock to be issued upon the consummation of the Proposed Offering.

One or more persons in the table below may purchase shares of Common Stock in the Proposed Offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the Proposed Offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the Proposed Offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is c/o Deep Isolation, Inc., 2001 Addison Street, Suite 300, Office 311, Berkeley, CA 94704.

Unless otherwise noted, all shares are owned directly of record by the named persons, their spouses and minor children, or by other entities controlled by the named persons.

Name	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Expected 5% stockholders
Warren E. Spieker, Jr.(1)	5,899,283	13.02%
Robert L. Mercer	3,743,128	8.26%
Richard Muller	3,320,598	7.33%
NAC International, Inc.(2)	3,239,655	7.15%
Melinda Muller	2,913,378	6.43%

Expected directors and named executive officers
Elizabeth Muller	11,691,881	25.81%
Rodney Baltzer	994,010	2.19%
Jonathon Angell	345,331	*
Kent S. Cole	-	*
Leslie Tepper	26,413	*
Chris Parker(3)	580,930	1.28%
Sophie McCallum	-	*
Jesse Sloane	-	*
Steve Airhart	355,013	*
Expected directors and executive officers as a group (9 persons)	13,993,578	30.89%

*	Less than one percent.

(1)	Consists of (i) 1,290,956 shares of Common Stock held directly by Warren E. Spieker, Jr. and (ii) 4,608,327 shares of Common Stock held by the Spieker Living Trust U/A/D 3/12/02. Mr. Spieker is the sole trustee of the Spieker Living Trust U/A/D 3/12/02 and has dispositive power over the shares of Common Stock held thereby.

(2)	The address of NAC International, Inc. is 2 Sun Court, Suite 220, Peachtree, Georgia 30092.

(3)	Shares of Common Stock are held by CS Transform Limited. Mr. Parker is a director and shareholder of CS Transform Limited and shares voting and investment power over the shares of Common Stock held thereby. The address of CS Transform Limited is The Harlech Building, Theatre Clywd Complex, Mold, United Kingdom, CH7 1YA.

Changes in Control

Except as contemplated by the proposed Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Aspen-1 Acquisition Inc.

Dated: June 23, 2025	By:	/s/ Ian Jacobs
	Name:	Ian Jacobs
	Title:	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director